Exhibit 4.1

SECOND AMENDMENT TO TAX BENEFIT PRESERVATION PLAN

This second amendment to Tax Benefit Preservation Plan, dated as of June 28, 2018 (this “Amendment”), is by and between Echelon Corporation, a Delaware corporation (the “Company”), and Computershare Inc., as rights agent (the “Rights Agent”).

RECITALS

A. The Company and the Rights Agent are parties to a Tax Benefit Preservation Plan, dated as of April 22, 2016, as amended on April 17, 2017 (the “Plan”).

B. All capitalized terms used in this Amendment and not otherwise defined have the meaning given to them in the Plan.

C. The Board has determined that it is in the best interests of the Company to amend the Plan to exclude Adesto Technologies Corporation, a Delaware corporation (“Parent”), and Circuit Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, from the definition of “Acquiring Person” under the Plan.

E. Pursuant to Section 28 of the Plan, prior to the occurrence of a Distribution Date, the Company may in its sole discretion, and the Rights Agent must, if the Company so directs, supplement or amend the Plan in any respect.

F. A Distribution Date has not occurred.

AGREEMENT

The parties agree as follows:

1. Amendments to Section 1(a). Section 1(a) of the Plan is amended by deleting the current Section 1(a) in its entirety and replacing it with:

“(a) “Acquiring Person” means any Person who or that, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 4.99% or more of the Common Shares then outstanding, but shall not include (i) any Exempt Person; (ii) any Existing Holder, unless and until such time as such Existing Holder becomes the Beneficial Owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless upon becoming the Beneficial Owner of such additional Common Shares, such Existing Holder does not Beneficially Own 4.99% or more of the Common Shares then outstanding; (iii) Adesto Technologies Corporation, a Delaware corporation (“Parent”); or (iv) Circuit Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent. Notwithstanding the foregoing, no Person will be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by an Exempt Person that, by reducing the number of Common Shares then outstanding, increases the proportionate number of

Common Shares that are Beneficially Owned by such Person to 4.99% or more of the Common Shares then outstanding; provided, however, that if a Person becomes the Beneficial Owner of 4.99% or more of the Common Shares then outstanding solely as the result of a reduction in the number of Common Shares then outstanding due to an acquisition of Common Shares by an Exempt Person and, after such acquisition by such Exempt Person, becomes the Beneficial Owner of one or more additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person will be deemed to be an Acquiring Person unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person does not Beneficially Own 4.99% or more of the Common Shares then outstanding. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently (including because (A) such Person was unaware that it Beneficially Owned a percentage of the Common Shares that would otherwise cause such Person to be an Acquiring Person or (B) such Person was aware of the extent of the Common Shares that it Beneficially Owned but had no actual knowledge of the consequences of such Beneficial Ownership pursuant to this Plan) and without any intention of changing or influencing control of the Company, and if such Person divested or divests (including by entering into an agreement with the Company, which agreement is satisfactory to the Board in its sole discretion, to divest and subsequently divests in accordance with the terms of such agreement, without exercising or retaining any power, including voting power, with respect to such Common Shares) as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, then such Person will not be deemed to be or to have become an Acquiring Person at any time for any purposes of this Plan. For all purposes of this Plan, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding Common Shares of which any Person is the Beneficial Owner, will be calculated in accordance with Section 382 and the Treasury Regulations promulgated thereunder.”

2. Effectiveness. This Amendment is effective as of the date first written above as if executed on such date. Except as expressly provided in this Amendment, the Plan is not being amended, modified or supplemented in any respect, and it remains in full force and effect.

3. Miscellaneous.

(a) Governing Law. This Amendment will be deemed to be a contract made pursuant to the laws of the State of Delaware and for all purposes will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within the State of Delaware.

(b) Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment will remain in full force and effect and shall in no way be affected, impaired or invalidated.

(c) Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and will not control of affect the meaning or construction of any of the provisions of this Amendment.

(d) Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute but one and the same instrument. A signature to this Amendment transmitted electronically (including by fax and .pdf) will have the same authority, effect, and enforceability as an original signature. No party may raise the use of such electronic transmission to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

The parties are signing this Amendment as of the dates stated in the introductory clause.

ECHELON CORPORATION

By:	/s/ Ronald A. Sege
Name: Ronald A. Sege Title: Chairman of the Board and CEO

COMPUTERSHARE INC.

By:	/s/ Kerri Altig
Name: Kerri Altig Title: Vice President and Manager

[Signature Page to Second Amendment to Tax Benefit Preservation Plan]